UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-36231

ENETI INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Eneti Inc. (the “Company”), dated November 30, 2021, announcing the purchase of 60,000 common shares by the President of the Company.

Attached as Exhibit 99.2 to this Report on Form 6-K is a copy of the press release of the Company, dated December 1, 2021, announcing the purchase of 200,000 common shares by the President of the Company.

Attached as Exhibit 99.3 to this Report on Form 6-K is a copy of the press release of the Company, dated December 2, 2021, announcing the entry into a binding agreement for the construction of a Wind Turbine Installation Vessel by the Company.

Attached as Exhibit 99.4 to this Report on Form 6-K is a copy of the press release of the Company, dated December 2, 2021, announcing the date of the third quarter 2021 earnings release.

The information contained in this Report on Form 6-K, with the exception of Exhibit 99.1, Exhibit 99.2 and Exhibit 99.4, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-251301), the Company’s registration statement on Form F-3 (File No. 333-221441), and the Company’s registration statement on Form F-3 (File No. 333-222448).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENETI INC.
(registrant)

Dated:	December 3, 2021	By: /s/ Hugh Baker
Hugh Baker
Chief Financial Officer